

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

<u>Via E-mail</u>
George Lam
Chief Executive Officer
LF George Holdings, Inc.
159 El Camino Real
Millbrae, CA 94030

> **Re:** **LF George Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2013**
> **File No. 333-190403**

Dear Mr. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   - Disclose that you are an emerging growth company;

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.      Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

4.      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.      We note that there is currently no market for your common shares.  Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices.  See Item 16 of Schedule A to the Securities Act of 1933.

Cover page of the Registration Statement

6.      Please mark the cover page to clarify, as appropriate, if you are relying on Rule 415 of Regulation C.

Prospectus Cover Page

7.      Please disclose the offering price of the securities.  See Item 501(b)(3) of Regulation S-K.

8.      Please revise to highlight your cross reference to the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K.

Table of Contents

9.      Please revise your disclosure in the second paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

Prospectus Summary

General

10.     Please revise your summary to discuss the key aspects of your offering, such as, the company's current operations and summary financial information.  See Item 501(a) of Regulation S-K.

Risk Factors

General

11.     Please review your risk factor captions to ensure that they clearly and concisely describe the relevant risks.  For example, the second risk factor under the Risk Relating to Our Business subheading does not specifically describe the attending risk to your ability to develop and implement your business plan if you are unable to secure additional funds. Please revise accordingly.

Risk Relating to Our Business, page 1

General

12.     Revise to include a risk factor to make clear, if true, that management does not have any public company experience.

The current economic and financial crisis.., page 1

13.     Please revise the risk factor narrative under this subheading and elsewhere in this section to more accurately capture your specific risks.  Please also review your risk factors and eliminate those generic risks applicable to any public company or revise accordingly to more pointedly address your business.

Determination of Offering Price, page 5

14.    Please disclose whether the company intends to have its common stock listed on an exchange or quoted on the OTC Bulletin Board or other specified market.  Also revise accordingly the Distribution section

Selling Stockholders, page 5

15.    We note that the selling shareholder table is based on ownership of common stock as of March 31, 2013.  Please update the table.

16.    Please identify, if any, all selling stockholders that are broker-dealers.  We may have further comment.

17.    If applicable, please clarify whether any of the selling stockholders are affiliates of broker-dealers.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 9

18.    Please tell us what you mean by "traditional property management services."  Revise to fully discuss the range of services you intend to provide.

19.    Please supplement your disclosure here and in the business section to briefly explain how you characterize "small to medium sized commercial properties."  Please also better describe the residential properties you intend to manage.  For instance, do you plan to manage single family homes, townhouses and multi-family properties?  Please also revise to discuss more specifically the regions within the State of California that you intend to target.

Plan of Operations, page 9

20.    Please revise to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the categories of expenditures and expected sources of such funding.  Please discuss the likely alternatives for satisfying your capital needs, in light of your discussion in the risk factors section of the relative unavailability of additional financing.

21.    Considering your limited cash on hand, explain further how you plan to expand your services and develop the online component of your business.

Description of Business

Description of Business, page 14

22.     Please revise this section to distinguish those services that you have provided from those
        you have not yet provided.

23.     We note that the company has entered into several material agreements.  In this section,
        please identify these agreements and name the parties to the agreements.  Also discuss
        the principal terms of each agreement.

24.     To the extent available, please expand, in this section, to explain in more detail trends
        specific to the California property management market and how such trends generally
        translate to demand for your services in both the commercial and residential sectors.

Government Regulation, page 17

25.     We note your disclosure that under California law, a property management company is
        required to operate under a valid real estate broker's license.  Please disclose whether the
        company has a real estate broker's license and when it obtained such a license.  Also
        discuss whether the company has been in compliance with California law for purposes of
        conducting property management services with a valid real estate broker's license.

Management

Directors, Executive Officers and Corporate Governance, page 17

26.     Please describe in more detail Mr. Lam's business experience in the last five years,
        focusing in particular on the nature of Mr. Lam's property management services
        referenced in the forepart of the registration statement. Please also briefly describe the
        specific experience, qualifications, attributes or skills that led to the conclusion that Mr.
        Lam should serve as a director. Please also include parallel disclosure for your remaining
        officers and directors.

Certain Relationships and Related Transactions and Director Independence, page 22

27.     Please revise to identify your promoter(s), including, if applicable, Mr. Lam, and discuss
        the related transactions with such person(s), to the extent they have not been disclosed.
        Refer to Item 404(c) of Regulation S-K.

28.     In the business section, please discuss the principal terms of the consulting agreement
        with William Mui.

29.    Please file as an exhibit, the agreement between the company and Genik Investment and Infinitel Communications.  Also discuss in the business section, the principal terms of this agreement.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page 45

30.    We note that the company relied upon Rule 506 of Regulation D for its recent sales of unregistered securities. Please tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

Item 16. Exhibits and Financial Statement Schedules, page 47

31.    Please file executed copies of your agreements.

32.    Please provide a draft copy of your legal opinion if you are not in a position to file such opinion with your amendment. Note that the draft opinion should be filed as EDGAR correspondence.

Signatures, page II-6

33.    Please include in their individual capacities the signatures of your principal executive officer, principal financial officer, and controller or principal accounting officer.  Note that if a signatory occupies more than one position, you should indicate each capacity in which he or she signs the registration statement.  Refer to the instructions under the Signatures section of Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc:     William S. Rosenstadt
        Sanders Ortoli Vaughn-Flam Rosenstadt LLP